Exhibit 3.1

AMENDMENT NO. 1 TO BYLAWS

 OF

FRESH VINE WINE, INC.

(A NEVADA CORPORATION)

Effective Date: November 3, 2024

This Amendment No. 1 (this “Amendment”) to the Bylaws of Fresh Vine Wine, Inc., a Nevada corporation (the “corporation”) (the “Bylaws”), is made effective as of the date first above written in accordance with Article IX of the Bylaws, and hereby amends the Bylaws by adding a new Article XI, as follows:

ARTICLE XI

INAPPLICABILITY OF NRS 78.378 THROUGH 78.3793

Section 11.01. Acquisition of Controlling Interest. The provisions of NRS 78.378 through 78.3793, inclusive, shall not apply to any “acquisition” of a “controlling interest” (as each term is defined therein) in the corporation resulting from the Business Combination Agreement, dated as of November 3, 2024, by and among the corporation, Amaze Holdings Inc., a newly-formed Delaware corporation and wholly-owned subsidiary of the Company (“Pubco”), Vine Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Purchaser Merger Sub”), Adifex Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Adifex Merger Sub”), and Adifex Holdings, LLC, a Delaware limited liability company (“Adifex”), or any amendments thereto (the “Business Combination Agreement”), including without limitation the acquisition of shares of Pubco’s capital stock issued in the “Mergers.”

Except as expressly amended or modified by this Amendment, all of the terms and conditions of the Bylaws shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, this Amendment is effective as of the effective date noted above.

By:      /s/ Michael Pruitt

          Michael Pruitt, Chief Executive Officer